GEMSTAR RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED OCTOBER 31, 2007
(Stated in Canadian Dollars)
(unaudited)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4 subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in Canadian Dollars)

	October 31, 2007	January 31, 2007
	(unaudited)	(audited)
ASSETS
Current
Cash	$6,949	$9,656
GST refundable	3,246	-

	10,195	9,656

Term Deposit (Note 2)	6,900	6,900
Mineral Properties And Deferred Exploration Costs (Note 3)	70,439	70,439
Computer Equipment (Note 4)	1,788	1,111

	$89,322	$88,106

LIABILITIES
Current
Accounts payable and accrued liabilities	$91,575	$129,331
Due to related parties, including convertible promissory note
net of unaccreted discount (Note 5)	1,255,620	1,100,674

	1,347,195	1,230,005

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 6)
Authorized
100,000,000 common shares without par value
Issued
5,651,714 common shares	1,113,471	1,113,471
Equity Component Of Convertible Note (Notes 5b and 6)	11,576	11,576
Deficit Accumulated During The Exploration Stage	(2,382,920)	(2,266,946)

	(1,257,873)	(1,141,899)

	$89,322	$88,106

COMMITMENTS AND CONTINGENCIES (Notes 1 and 3)

Approved on behalf of the Board of Directors:

"Linda Smith"	"Shannon Krell"
Director	Director

The accompanying notes are an integral part of these interim financial statements.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	Three Months Ended October 31,		Nine Months Ended October 31,		Year Ended January 31,
	2007	2006	2007	2006	2007
	(unaudited)	(unaudited - restated)	(unaudited)	(unaudited - restated)	(audited)
Operating Expenses
Amortization	361	$122	$614	$492	$614
Accretion of convertible note	339	339	1,017	1,017	1,356
Management fees	7,500	7,500	22,500	22,500	30,000
Office and sundry	8,004	9,191	25,808	27,632	55,625
Professional fees	5,817	27,023	30,438	32,002	50,300
Transfer agent and filing fees	1,620	-	6,152	-	9,194
Travel and promotion	10,116	10,126	29,445	25,851	35,333

Net Loss For The Period	(33,757)	(54,301)	(115,974)	(109,494)	(182,422)

Deficit, Beginning Of Period
As previously reported	(2,349,163)	(2,130,174)	(2,266,946)	(2,075,659)	(2,084,524)
Correction re. accretion of convertible note	-	(9,543)	-	(8,865)
As restated	(2,349,163)	(2,139,717)	(2,266,946)	(2,084,524)	(2,084,524)

Deficit, End Of Period	$(2,382,920)	$(2,194,018)	$(2,382,920)	$(2,194,018)	$(2,266,946)

Weighted Average Number Of Common Shares
Outstanding, Basic and Diluted	5,651,714	5,651,714	5,651,714	5,651,714	5,651,714

Net Loss Per Common Share, Basic and Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.03)

The accompanying notes are an integral part of these interim financial statements

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

					Year Ended
	Three Months Ended October 31,		Nine Months Ended October 31,		January 31,
	2007	2006	2007	2006	2007
	(unaudited)	(unaudited - restated)	(unaudited)	(unaudited - restated)	(audited)
Cash Flows Provided By (Used In):

Operating Activities
Net loss	$(33,757)	$(54,301)	$(115,974)	$(109,494)	$(182,422)
Items not requiring use of cash :
Amortization	361	122	614	492	614
Accretion of convertible note	339	339	1,017	1,017	1,356
	(33,057)	(53,840)	(114,343)	(107,985)	(180,452)
Changes in operating assets and liabilities
GST refundable	(2,214)	(502)	(3,246)	(2,494)	5,080
Accounts payable and accrued liabilities	(25,480)	6	(37,756)	(13,200)	9,957

Net cash used in operating activities	(60,751)	(54,336)	(155,345)	(123,679)	(165,415)

Investing Activities
Purchase of computer equipment	-	-	(1,291)	-	-

Financing Activities
Due to related parties	60,895	43,122	153,929	109,822	158,126

Decrease In Cash	144	(11,214)	(2,707)	(13,857)	(7,289)

Cash, Beginning	6,805	14,302	9,656	16,945	16,945

Cash, End	$6,949	$3,088	$6,949	$3,088	$9,656

Supplemental Cash Flow Information
Interest paid	$-	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these interim financial statements.

GEMSTAR RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2007
(Stated in Canadian Dollars)
(unaudited)

1.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. They may not include all information and footnotes required by Canadian generally accepted accounting principles for complete financial statement disclosure. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the audited financial statements for the year ended January 31, 2007. These interim financial statements are primarily incremental to the information contained in the year end financial statements and should be read in conjunction with them. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the nine months ended October 31, 2007 are not necessarily indicative of the results that may be expected for the year ending January 31, 2008.

Going Concern

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As at October 31, 2007, the Company had a working capital deficiency of $1,337,000 (January 31, 2007 - $1,220,349) and has incurred losses since inception of $2,382,920. Further losses are anticipated in the development of its business and there can be no assurance that the Company will be able to achieve or maintain profitability. Management is trying to identify sources of additional financing, including loans from related parties, to fund third party liabilities and the ongoing development of the Company’s business. There can be no assurance that financing will be available as necessary to meet the Company’s working capital requirements or, if available, that it will be on terms acceptable to the Company. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Realization values may be substantially different from the carrying values shown in these financial statements should the Company be unable to continue as a going concern.

2.	TERM DEPOSIT – RESTRICTED ON CREDIT CARD

The amount of $6,900 as at October 31, 2007 has been invested in a one-year guaranteed investment certificate with interest at 2.75% maturing on October 29, 2008. It is required by the bank as security for the Company’s credit card usage.

3.	MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The Company staked the Dotted Lake Property in the Thunder Mining District of the province of Ontario, Canada, in March 2003, and holds a 100% interest in 1 mineral claim comprising 15 claim units with a due date extended to March 14, 2008. The claim is presently in good standing and held in trust for the Company by an unrelated private company in Ontario. In order to maintain the mineral claim in good standing, the Company is required to spend approximately $4,000 exploring on the property by March 14, 2008. As at October 31, 2007, the Company had invested the following amounts:

	October 31,	January 31,
	2007	2007

Mineral properties
Staking	$4,206	$4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	26,233	26,233
	66,233	66,233

	$70,439	$70,439

The Company maintains this property for future exploration expenditures and has determined there is no asset impairment as at October 31, 2007.

4. COMPUTER EQUIPMENT

	October 31,	January 31,
	2007	2007

Cost	$4,600	$3,309
Accumulated amortization	(2,812)	(2,198)

	$1,788	$1,111

5.	DUE TO RELATED PARTIES, INCLUDING CONVERTIBLE PROMISSORY NOTE

a)

As at October 31, 2007, loans aggregating $1,149,204 (January 31, 2007 - $995,275) from the Company’s officers and immediate family members are unsecured, non-interest bearing and have no specific terms of repayment. On January 25, 2006, the related parties signed debt deferral agreements to a date beyond July 31, 2007 which is presently under review.

b)

As at October 31, 2007, a loan from an officer of the Company in the amount of $106,416, (January 31, 2007 - $105,399) net of un-accreted discount of $338 (January 31, 2007 - $1,355) is secured by a convertible promissory note dated February 3, 2003 and amended December 31, 2005. The note is non-interest bearing, due on January 1, 2008 subject to management review and convertible into 2,135,080 common shares of the Company prior to maturity on the basis of each $0.05 of principal outstanding being converted into one common share.

In accordance with Accounting Standard 3861, “Financial Instruments – Disclosure and Presentation”, the Company has used the residual valuation method to allocate the proceeds of issuance between the convertible note and the embedded conversion feature based on their relative fair values. Accordingly, the Company recognized the $11,576 fair value of the embedded conversion feature as an equity component at inception using a 3.9% debt discount rate. Accretion expense is credited over the term of the convertible note until the face value of $106,754 is achieved at maturity. Accretion expense of $1,017 was recorded for the nine months ended October 31, 2007 (October 31, 2006 - $1,017) thereby increasing the carrying value of the convertible note from $95,178 at the date funds were received to $106,416 as at October 31, 2007.

c)	The Company incurred related party management and administrative fees aggregating $36,000 for the nine months ended October 31, 2007 (October 31, 2006 - $36,000).

The foregoing related party transactions are conducted in the ordinary course of business and recorded at their exchange amount, which is the amount of consideration paid or received as established and agreed to between the related parties as if they were dealing at arm’s length.

6.	SHARE CAPITAL

As at October 31, 2007, the Company has issued 5,651,714 of its total authorized share capital of 100,000,000 common shares. No shares were issued by the Company for the nine months ended October 31, 2007 and none since February 1, 2000.

The Company has no share purchase warrants outstanding. However, the previously described promissory note payable is convertible into 2,135,080 common shares of the Company prior to its January 1, 2008 maturity date on the basis of each $0.05 of principal outstanding being convertible into one common share.

Stock Option Plan

In December 2006, the Company adopted a Stock Option Plan (the “Plan”) to be administered under the following basic terms and conditions:

(i)	the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time which, at October 31, 2007,,amounts to 565,000 stock options;

(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant Stock Exchange;

(iv)	the exercise price shall be determined by the Plan Committee at the time of grant;

(v)	the option period shall not exceed five (5) years from the date of grant.

No stock options have been granted and no stock options are outstanding as at October 31, 2007.

7.	INCOME TAXES

The Company is subject to Canadian income taxes. As at October 31, 2007, the Company has non-capital loss carry-forwards of approximately $974,000 remaining, which are available to reduce taxable income in future taxation years. These losses begin to expire in 2011 after carry forward periods ranging from 10 to 20 years. The Company is required to compute the future income tax benefits from operating loss carry-forwards. However, due to the uncertainty of realization of these loss carry-forwards, a full valuation allowance has been provided for this future income tax asset.

The components of the Company’s future income tax asset are as follows:

	October 31, 2007	January 31, 2007
Operating loss carry forward	$974,000	$863,000
Statutory tax rate	34%	34%
Future income tax asset	331,000	293,000
Less: valuation allowance	(331,000)	(293,000)
Net future income tax asset	$-	$-

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, companies have the option to capitalize exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, mineral property acquisition costs are capitalized and exploration costs are expensed as incurred until such time as economic reserves are quantified. The Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities under US GAAP. To date, the Company’s mineral interests consist mainly of exploration stage properties. Furthermore, there is uncertainty as to the Company’s ability to fund the exploration work necessary to determine if the properties have recoverable reserves or any future economic benefits. As a result, acquisition costs to date are considered to be impaired and should be written off as mineral property expenditures under US GAAP.

At this stage, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Accordingly, under US GAAP, all exploration costs incurred should be expensed. The effect of this difference on these financial statements is quantified below:

a) Effect on Balance Sheets

	October 31,	January 31,
	2007	2007
Mineral properties and deferred exploration costs
Per Canadian GAAP	$70,439	$70,439
Deferred exploration costs written off	(66,233)	(66,233)
Per United States GAAP	$4,206	$4,206
Shareholders’ deficiency
Per Canadian GAAP	$(1,257,873)	$(1,141,899)
Deferred exploration costs written off	(66,233)	(66,233)
Per United States GAAP	$(1,324,106)	$(1,208,132)

b) Effect on Statements of Operations and Deficit

	Nine Months	Nine Months
	Ended	Ended	Year Ended
	October 31,	October 31,	January 31,
	2007	2006	2007

Net loss
Per Canadian GAAP	$(115,974)	$(109,494)	$(182,422)

Per United States GAAP	$(115,974)	$(109,494)	$(182,422)

Net loss per common share
Per Canadian GAAP	$(0.02)	$(0.02)	$(0.03)

Per United States GAAP	$(0.02)	$(0.02)	$(0.03)

c) Effect on Statements of Cash Flows

	Nine Months	Nine Months
	Ended	Ended	Year Ended
	October 31,	October 31,	January 31,
	2007	2006	2007

Cash Flows Provided By (Used In)

Operating Activities
Per Canadian GAAP	$(155,345)	$(123,679)	$(165,415)

Per United States GAAP	$(155,345)	$(123,679)	$(165,415)

d) Recent United States Accounting Pronouncements

There have been no material pronouncements affecting the Company since the year ended January 31, 2007.